UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12-b-25

NOTIFICATION OF LATE FILING

(Check one): ☐	Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐    Form 10-D     ☐    Form N-SAR     ☐    N-CSAR

For Period Ended: April 29, 2017

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______
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PART I - REGISTRANT INFORMATION

Perfumania Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

35 Sawgrass Drive, Suite 2
Address of Principal Executive Office (Street and Name)

Bellport, New York 11713
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The registrant is not able to file its Form 10-Q for the first quarter of fiscal 2017 when due because it is evaluating whether the financial statements as of and for the period ended April 29, 2017 require modification in light of the previously announced review of the registrant’s operations and capital structure by a special committee of independent directors.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael P. Nofi	(631)	866-4100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     Yes ☒        No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒    No ☐

A reasonable estimate of the results cannot be made due to the ongoing review of the registrants operations and capital structure discussed in Part III.

Perfumania Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2017	By:	/s/Michael P. Nofi
	Name:	Michael P. Nofi
	Title:	Chief Financial Officer